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07020789


SEC MAIL PROCESSING
RECEIVED
FEB 0 2 2007
WASH, D.C.
202
SECTION

February 2, 2007

Rule 12g3-2(b) File No. 82-01132

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Fuji Heavy Industries Ltd.
Rule 12g3-2(b) File No. 82-01132

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Fuji Heavy Industries Ltd. (the "Company") pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act").

The Company made public pursuant to Japanese law, filed with the Tokyo Stock Exchange, or distributed to its shareholders, the following documents in Japanese between December 7, 2006 and February 2, 2007:

1. Press Release dated December 7, 2006 regarding "Fuji Heavy Industries Introduces Subaru KX21 Sports Kart Engine"
2. Consolidated Financial Results for the 3rd Quarter of Fiscal 2007 ended December 31, 2006, as filed with the Tokyo Stock Exchange on February 2, 2007

English language translations of the above documents, as listed in Exhibit A, are enclosed herewith.

In addition, the Company made public pursuant to Japanese law, filed with the Tokyo Stock Exchange or made available on its corporate website the following documents in Japanese between November 20, 2006 and January 9, 2007. No English versions or translations have been prepared:

1. Japanese Press Release "Fuji Heavy Industries is commended for the global warning prevention action in development of electronic vehicle in association with the Tokyo Electric Power Company and NEC Lamilion Energy by Minister of the Environment" on November 20, 2006
2. Japanese Press Release "Fuji Heavy Industries wins the New Energy Prize by Director-General of the Agency for Natural Resources and Energy by Subaru 80/2.0 down wind-power generator systems" on November 28, 2006
3. Correction of Financial Results for fiscal 2002 - 2007 on November 28, 2006
4. Correction of Interim Financial Results for fiscal 2007 on November 30, 2006
5. Vehicle Recall Information posted on the Company's website
6. Correction of Financial Results for fiscal 2005 – 2007 on December 14, 2006
7. Japanese Press Release "Exhibition outlines of The 2007 North American International Auto Show" on January 9, 2007

English language summaries of the above documents are provided in Exhibit B hereto.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to liability under Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at +81-3-5251-1601 if you have any questions regarding the enclosed information.

Very truly yours,



Masahisa Ikeda

Enclosures
MI/ms

Exhibit A

English Documents

#		Date Released
1	Press Release "Fuji Heavy Industries Introduces Subaru KX21 Sports Kart Engine"	December 07, 2006
2	Consolidated Financial Result for the 3rd Quarter of Fiscal 2007 ended December 31, 2006 as filed with the Tokyo Stock Exchange	February 02, 2007

1



PRESS INFORMATION

Fuji Heavy Industries Introduces Subaru KX21 Sports Kart Engine

Tokyo, December 7, 2006 – Fuji Heavy Industries Ltd. (FHI), a global manufacturer of transportation and aerospace-related products and the maker of Subaru automobiles, today announced the introduction of Subaru KX21 Sports Kart Engine, a 4-cycle engine expressly designed for racing and fun karts. The sale of the KX21 began today through Robin distributors around the world with the exception of those in the U.S. market.

Based on the EX series--air-cooled, 4-cycle, OHC gasoline engines made for general use--the new KX21 Sports Kart Engine has been made to deliver the high power and performance required in karting. The compression ratio of the KX21 was maximized to 10:1 through modifications in the combustion chamber, and improvements were made in the air intake system and ignition timing, without compromising fuel economy or increasing exhaust emissions to the environment.

Although EX engines have proven applicable for use in rental karts, the KX21 has been developed as a kart-specific engine, boasting high revolutions and power output – at levels that general-purpose engines cannot match. When mounted in a kart, the new engine, thanks to its light weight, promises to provide agile handling and competitive driving performance. The KX21 is targeted for skilled adult and junior karters using rental karts as well as beginning racers who may own their own karts.

A kart is a simple four-wheeled vehicle, with an open structure of frames that hold in place major vehicle components including the engine, the seat, the steering, and tires. While kart racing is generally the domain of experienced karters and perceived as a stepping stone to more professional motorsports, karting with rental karts can be enjoyed by anyone, from juniors to seniors, in kart circuits and tracks, and is an affordable introduction to motorsports. Karting has gained popularity worldwide, as karts provide different kinds of momentum and acceleration than regular cars, and drivers directly experience an unusual sense of speed because of the lower point of sight in a kart.

FHI has long developed, and marketed under the Robin brand, a diverse range of general-use engines, which have been used to power small construction equipment, compressors, or light agricultural and industrial machinery. Helping to enhance industrial operations and enrich leisure and outdoor activities, Robin engines have earned a reputation for their quality, reliability and performance. The introduction of the KX21 for karting signifies the company's step towards building a new business, and reflects its commitment to further bolstering its engine business.

more




111

Subaru KX21 Sports Kart Engine

Specifications

Model: Subaru KX21 Sports Kart Engine

Type: Air-cooled, 4-cycle, slant single cylinder, OHC gasoline engine

Displacement: 211ml (cc)

Bore × Stroke: 67mm × 60mm

Compression ratio: 10.0:1

Maximum output: 6.8 kW (9.2 PS)/5,600rpm (using the recommended sports muffler)

Overall length × Overall width × Overall height: 321mm × 361mm × 363mm

Dry weight: 15 kg

###

#2

Outline of Financial Results for the 3rd Quarter of Fiscal 2007 (Consolidated)

February 2, 2007

For Immediate Release

Company Name : **Fuji Heavy Industries Ltd.** (Code No.: 7270 : Tokyo Stock Exchange First Section)

(URL http://ir.fhi.co.jp/english/index.html)

Representative : Mr. Ikuo Mori, President and CEO

Contact for Inquiries : Mr. Kazuto Sakamoto, General Manager of Administration Department
TEL (03) 3347-2005

1. Basis for preparation of financial results of this quarter

I. doption of simplified accounting practices:Yes

Income taxes are calculated using a simplified accounting method.

II. Accounting policy change from prior year:Yes

In this fiscal year, Fuji Heavy Industries Ltd. (the Company) and consolidated subsidiaries adopted the provisions of "Accounting standard for director's bonus", "Accounting standard for business combination", and "Accounting standard for presentation of net assets in the balance sheet". The adoption of these standards had no effect on income.

III. Changes in scope of consolidation and application of the equity method:Yes

- The number of consolidated subsidiaries decreased from 6 to 62. This is because 10 Subaru distributors in Hokkaido and 4 other areas were integrated into 5. And WAKAYAMA SUBARU MOTORS INC. was excluded from the scope of consolidation because the importance of its in the consolidated financial statements declined due to the transfer of its business to OSAKA SUBARU, INC.
- The number of companies applied for the equity method increased from 7 to 18. From this fiscal year, Robin service Co., Ltd., Fuji Special Purpose Vehicle Co., Ltd., Robin Europe GmbH and 4 other companies have been applied for the equity method due to their increased importance on the consolidated financial statements.

2. Performance in the 3rd Quarter of Fiscal 2007 (from April 1, 2006 to December 31, 2006)

Note that all amounts have been rounded off to the nearest million yen, unless otherwise specified

(1) Consolidated Results of Operations

(Unit: Millions of yen, except for per share figures)

	Net sales		Operating income		Ordinary income		Net income	
3rd Quarter of FY 2007	¥1,058,733	(1.9%)	¥35,753	(-4.8%)	¥30,188	(-3.2%)	¥24,669	(92.5%)
3rd Quarter of FY 2006	¥1,039,490	(-1.0%)	¥37,568	(41.9%)	¥31,178	(8.9%)	¥12,814	(-38.2%)
Fiscal 2006	¥1,476,368	-	¥58,339	-	¥46,768	-	¥15,611	-

	Net income (loss) per share, basic (Yen)	Net income (loss) per share, diluted (Yen)
3rd Quarter of FY 2007	¥34.40	¥34.38
3rd Quarter of FY 2006	¥16.85	¥16.85
Fiscal 2006	¥20.66	¥20.66

Note: Percentage figures in the net sales, operating income, ordinary income and net income columns represent changes from prior 3rd quarter period.

Qualitative Information on Progress of Consolidated Operating Performance

As for the Automobile division, sales units for the third quarter of FY2007 were lower than the same period of previous fiscal year due to weaker passenger cars sales, although sales volume for minicars increased thanks to new "Stella" introduced in Japanese market. Meanwhile, sales units for overseas markets were up over the same period of previous fiscal year thanks to favorable sales in Europe, Australia, and others areas. As for the Non-automobile division, net sales for the Aerospace division greatly improved over the same period of previous fiscal year. As a result, taking into account the overseas subsidiaries' exchange rate conversion differences, consolidated net sales was up 19.2 billion yen or 1.9% over the same period of previous fiscal year to 1,058.7 billion yen.

Profits were down on a year-on-year basis due to foreign exchange losses on a weak yen and deteriorated product sales and mix in the Automobile division, in spite of efforts to reduce material costs and SG&A and other expenses, pushing operating income down 1.8 billion yen or 4.8% to 35.8 billion yen, and ordinary income down 1 billion yen or 3.2% to 30.2 billion yen over the same period of previous fiscal year. Despite a decrease in gain on sale of investment securities, net income totaled 24.7 billion yen, a 11.9 billion yen or 92.5% jump over the same period of previous fiscal year, mainly due to an increase in gain on sale of fixed assets as well as additional retirement payments and loss on termination of development projects being not listed, which were reported in the same period of previous fiscal year as extraordinary losses.

(2) Financial Position

(Unit: Millions of yen, except for per share figures)

	Total assets	Net assets	Shareholders' equity to total assets (%)	Net assets per share (Yen)
3rd Quarter of FY 2007	¥1,325,744	¥488,963	36.7 %	¥678.28
Fiscal 2006	¥1,348,400	¥465,522	34.5 %	¥649.41

Note: The amounts under Net assets as of Fiscal 2006 represent the amounts of total shareholders' equity.

Qualitative Data on the Progress of Consolidated Financial Condition

Total assets as of the end of the third quarter of FY2007 decreased by 22.7 billion yen to 1,325.7 billion yen compared with the end of the previous fiscal year. Major contributing factors included decreases both in current assets and tangible fixed assets.

Liabilities decreased by 43.8 billion yen to 836.8 billion yen from the end of the previous fiscal year primarily due to a decrease in current liabilities.

Net assets including minority interest in consolidated subsidiaries increased by 21.2 billion yen from the end of the previous fiscal year to hit 489 billion yen mainly due to an increase in retained earnings.

[Reference]

Projections for Fiscal 2007 (From April 1, 2006 to March 31, 2007)

Unchanged from the latest forecast (announced on October 31, 2006)

The above projections are made based on available information and assumptions as of February 2, 2007, and are subject to the uncertainties of future operations. Therefore, actual results could differ materially from those anticipated.

[Consolidated Financial Statements]

(1) Summary of Consolidated Balance Sheets

(Unit: Millions of yen)

	3rd Quarter of 2007 (as of Dec. 31, 2006)	Fiscal 2006 (as of March 31, 2006)	Changes Increase/(Decrease)
ASSETS			
Current assets	**605,681**	**619,183**	**(13,502)**
Cash and time deposits	35,361	65,524	(30,163)
Notes and accounts receivable, trade	96,225	104,972	(8,747)
Marketable securities	31,936	37,444	(5,508)
Inventories	241,122	216,396	24,726
Short-term loans	122,919	118,414	4,505
Deferred tax assets	25,636	32,992	(7,356)
Other	54,519	45,604	8,915
Allowance for doubtful accounts	(2,037)	(2,163)	126
Fixed assets	**720,063**	**729,217**	**(9,154)**
Property, plant and equipment, net	**547,413**	**555,973**	**(8,560)**
Buildings and structures	126,689	128,727	(2,038)
Machinery, equipment and vehicles	120,831	184,582	(63,751)
Land	173,785	172,338	1,447
Construction in progress	19,421	7,396	12,025
Leased assets	62,876	-	62,876
Other	43,811	62,930	(19,119)
Intangible assets	**35,595**	**38,211**	**(2,616)**
Investments and other assets	**137,055**	**135,033**	**2,022**
Investment securities	86,817	80,316	6,501
Long-term loans	3,799	8,141	(4,342)
Deferred tax assets	22,680	23,612	(932)
Other	27,108	25,312	1,796
Allowance for doubtful accounts	(3,349)	(2,348)	(1,001)
Total assets	**1,325,744**	**1,348,400**	**(22,656)**

Note: From this fiscal year, "Leased assets" in Property, plant and equipment, net have been presented as a separate line item, whereas in fiscal 2006, "Leased assets" of ¥56,766 million and ¥7,485 million are included in Machinery, equipment and vehicles and Other, respectively.

	3rd Quarter of 2007 (as of Dec. 31, 2006)	Fiscal 2006 (as of March 31, 2006)	Changes Increase/(Decrease)
LIABILITIES AND NET ASSETS			
Current liabilities	**580,371**	**628,113**	**(47,742)**
Notes and accounts payable, trade	191,495	211,412	(19,917)
Short-term borrowings	195,445	195,507	(62)
Commercial paper	14,000	8,000	6,000
Current portion of bonds	10,500	20,500	(10,000)
Accrued income taxes	3,997	11,472	(7,475)
Accrued expenses	48,937	61,744	(12,807)
Accrued bonus	7,589	15,427	(7,838)
Accrued warranty claims	23,400	23,496	(96)
Other	85,008	80,555	4,453
Long-term liabilities	**256,410**	**252,501**	**3,909**
Bonds	90,000	80,000	10,000
Long-term debts	62,195	70,072	(7,877)
Deferred tax liabilities on revaluation of land	703	703	-
Accrued pension and severance liability	50,023	52,322	(2,299)
Accrued directors' severance and retirement benefits	932	971	(39)
Consolidation adjustments	-	2,995	(2,995)
Goodwill	1,364	-	1,364
Other	51,193	45,438	5,755
Total liabilities	**836,781**	**880,614**	**(43,833)**

	3rd Quarter of 2007 (as of Dec. 31, 2006)	Fiscal 2006 (as of March 31, 2006)	Changes Increase/(Decrease)
Minority interest in consolidated subsidiaries	-	**2,264**	-
Shareholders' equity			
Common stock	-	153,795	-
Capital surplus	-	160,071	-
Retained earnings	-	189,996	-
Revaluation reserve for land	-	290	-
Net unrealized holding gains on securities	-	21,145	-
Translation adjustments	-	(18,230)	-
Less treasury stock, at cost	-	(41,545)	-
Total shareholders' equity	-	**465,522**	-
Total liabilities and shareholders' equity	-	**1,348,400**	-
Net assets			
Shareholders' equity	482,509	-	-
Common stock	153,795	-	-
Capital surplus	160,106	-	-
Retained earnings	209,113	-	-
Less treasury stock, at cost	(40,505)	-	-
Valuation, translation and other adjustments	4,656	-	-
Net unrealized holding gains on securities	22,403		
Revaluation reserve for land	290	-	-
Translation adjustments	(18,037)	-	-
Minority interest in consolidated subsidiaries	1,798	-	-
Total net assets	**488,963**	-	-
Total liabilities and net assets	**1,325,744**	-	-

(2) Summery of Consolidated Statements of Income

(Unit: Millions of yen)

	3rd Quarter of FY 2007 (ended Dec. 31 ,2006)	3rd Quarter of FY 2006 (ended Dec. 31 ,2005)	Changes Increase/(Decrease)		Fiscal 2006 (ended March 31 ,2006)
	Amount	Amount	Amount	%	Amount
Net sales	**1,058,733**	**1,039,490**	**19,243**	**1.9**	**1,476,368**
Cost of sales	796,228	789,249	6,979	0.9	1,125,293
Gross profit	262,505	250,241	12,264	4.9	351,075
Selling, general administration expenses	226,752	212,673	14,079	6.6	292,736
Operating income	**35,753**	**37,568**	**(1,815)**	**(4.8)**	**58,339**
Non-operating income	**9,608**	**9,581**	**27**	**0.3**	**12,356**
Interest and dividends income	2,581	2,441	140		3,421
Amortization of negative goodwill	1,631	-	1,631		-
Amortization of consolidation adjustments	-	2,616	(2,616)		3,296
Equity income from affiliated companies	1,393	1,317	76		1,446
Other	4,003	3,207	796		4,193
Non-operating expenses	**15,173**	**15,971**	**(798)**	**(5.0)**	**23,927**
Interest expenses	2,994	2,308	686		3,181
Loss on revaluation of derivatives	99	4,721	(4,622)		2,983
Other	12,080	8,942	3,138		17,763
Ordinary income	**30,188**	**31,178**	**(990)**	**(3.2)**	**46,768**
Extraordinary gains	**10,528**	**6,074**	**4,454**	**73.3**	**9,253**
Gain on sale of fixed assets	6,492	625	5,867		3,872
Gain on sale of investment securities	8	5,262	(5,254)		5,274
Prior period adjustment	1,451	-	1,451		-
Gain on transfer of the substitutional portion of the employees' pension fund	2,423	-	2,423		-
Other	154	187	(33)		107
Extraordinary losses	**4,637**	**17,081**	**(12,444)**	**(72.9)**	**27,347**
Loss on sale and disposal of property, plant and equipment	3,306	1,735	1,571		4,273
Loss on sale of investment securities	-	-	-		2,253
Loss on devaluation of investment securities	290	-	290		-
Impairment loss on property, plant and equipment	108	1,811	(1,703)		4,064
Loss on liquidation of affiliated affiliated companies	914	-	914		-
Additional retirement payments	-	7,875	(7,875)		7,991
Loss on termination of development projects	-	5,613	(5,613)		7,094
Other	19	47	(28)		1,672
Income before income taxes and minority interest	36,079	20,171	15,908	78.9	28,674
Tax expense	11,259	7,363	3,896	52.9	12,928
Minority interest in income of consolidated subsidiaries	151	-	151	-	135
Minority interest in loss of consolidated subsidiaries	-	6	(6)	-	-
Net income	**24,669**	**12,814**	**11,855**	**92.5**	**15,611**

(3) Segment Information

[Business segment information]

3rd Quarter of FY2007 (from April 1, 2006 to December 31, 2006) (Unit: Millions of yen)

	Automobiles	Industrial products	Aerospace	Other	Total	Elimination and corporate	Consolidated total
I. Sales and operating income							
Sales							
(1) Outside customer	945,930	38,261	65,548	8,994	1,058,733	-	1,058,733
(2) Inter-segment	2,255	16	13	1,851	4,135	(4,135)	-
Total sales	948,185	38,277	65,561	10,845	1,062,868	(4,135)	1,058,733
Operating cost and expense	920,366	36,653	61,420	9,078	1,027,517	(4,537)	1,022,980
Operating income	27,819	1,624	4,141	1,767	35,351	402	35,753

3rd Quarter of FY2006 (from April 1, 2005 to December 31, 2005) (Unit: Millions of yen)

	Automobiles	Industrial products	Aerospace	Other	Total	Elimination and corporate	Consolidated total
I. Sales and operating income							
Sales							
(1) Outside customer	940,049	37,990	52,080	9,371	1,039,490	-	1,039,490
(2) Inter-segment	2,797	100	27	1,976	4,900	(4,900)	-
Total sales	942,846	38,090	52,107	11,347	1,044,390	(4,900)	1,039,490
Operating cost and expense	909,916	36,882	50,137	10,483	1,007,418	(5,496)	1,001,922
Operating income	32,930	1,208	1,970	864	36,972	596	37,568

[Segment information by geographic area]

3rd Quarter of FY2007 (from April 1, 2006 to December 31, 2006) (Unit: Millions of yen)

	Japan	North America	Other	Total	Elimination and corporate	Consolidated total
I. Sales and operating income						
Sales						
(1) Outside customer	638,653	397,494	22,586	1,058,733	-	1,058,733
(2) Inter-segment	187,601	6,607	205	194,413	(194,413)	-
Total sales	826,254	404,101	22,791	1,253,146	(194,413)	1,058,733
Operating cost and expense	799,119	400,166	22,110	1,221,395	(198,415)	1,022,980
Operating income	27,135	3,935	681	31,751	4,002	35,753

3rd Quarter of FY2006 (from April 1, 2005 to December 31, 2005) (Unit: Millions of yen)

	Japan	North America	Other	Total	Elimination and corporate	Consolidated total
I. Sales and operating income (loss)						
Sales						
(1) Outside customer	636,889	390,749	11,852	1,039,490	-	1,039,490
(2) Inter-segment	194,312	1,633	230	196,175	(196,175)	-
Total sales	831,201	392,382	12,082	1,235,665	(196,175)	1,039,490
Operating cost and expense	793,335	393,509	11,858	1,198,702	(196,780)	1,001,922
Operating income (loss)	37,866	(1,127)	224	36,963	605	37,568

[Overseas sales]

3rd Quarter of FY2007 (from April 1,2006 to December 31, 2006)

(Unit: Millions of yen)

	North America	Europe	Other	Total
Overseas sales	428,988	106,998	105,076	641,062
Consolidated net sales				1,058,733
Percentage of overseas sales over consolidated sales (%)	40.5%	10.1%	9.9%	60.5%

3rd Quarter of FY2006 (from April 1, 2005 to December 31, 2005)

(Unit: Millions of yen)

	North America	Europe	Other	Total
Overseas sales	421,446	94,341	95,637	611,424
Consolidated net sales				1,039,490
Percentage of overseas sales over consolidated sales (%)	40.5%	9.1%	9.2%	58.8%



<Reference for the 3rd Quarter of FY2007(Apr. 2006 to Dec. 2006) Consolidated Financial Results>

(Feb. 2, 2007)
Fuji Heavy Industries Ltd.

(in 100 millions of yen) (in thousands of units)	RESULTS 3rd Quarter of FY2006 Apr. 2005 to Dec. 2005	RESULTS 3rd Quarter of FY2007 Apr. 2006 to Dec. 2006		RESULTS FY2006 Apr. 2005 to Mar. 2006	FORECAST FY2007 Apr. 2006 to Mar. 2007	
Net Sales	10,395	10,587	1.9 %	14,764	15,000	1.6 %
Domestic	4,281	4,177	(2.4) %	6,041	5,800	(4.0) %
Overseas	6,114	6,411	4.8 %	8,722	9,200	5.5 %
Margin Percentage	3.6%	3.4%		4.0%	3.3%	
Operating Income	376	358	(4.8) %	583	500	(14.2) %
Margin Percentage	3.0%	2.9%		3.2%	2.8%	
Ordinary Income	312	302	(3.2) %	488	420	(10.2) %
Margin Percentage	1.2%	2.3%		1.1%	2.0%	
Net Income	128	247	92.5 %	156	300	92.2 %
Factors of Change in Operating Income		**Gain factors** Foreign exchange 111 Reduction in cost 60 Decrease of expenses and others 14 **Loss factors** Deterioration of sales volume & mixture 161 Increases in R&D expenses 42			**Gain factors** Foreign exchange 96 Reduction in cost 77 **Loss factors** Deterioration of sales volume & mixture 208 Increases in R&D expenses 41 Increases of expenses and others 7	
Foreign Exchange Rate YEN/US$	111	116		112	115	
R&D Expenses	332	374		469	510	
Interest bearing debt	3,911	3,722		3,741	3,500	
Performance of operation		Net Sales to increase Net Income to increase Best Net Sales			Net Sales to increase Net Income to increase Best Net Sales	
Domestic Sales	164	160	(2.3) %	230	237	3.0 %
Passenger Cars	69	56	(19.2) %	98	82	(16.3) %
Minicars	95	104	9.9 %	132	155	17.2 %
Export	244	246	0.8 %	341	345	1.1 %
North America	146	141	(3.7) %	210	207	(1.6) %
Europe	47	52	9.9 %	65	69	7.0 %
Other	51	53	4.3 %	67	69	3.8 %
Units Total	408	406	(0.6) %	571	582	1.8

* Figures of Total Sales are the sum of retail sales units of the Japanese subsidiary dealers, wholesale units of the overseas subsidiary distributors, and wholesale units of FHI to other distributors/dealers.

* Exchange rate is the non-consolidated base of Fuji Heavy Industries Ltd..

END